AMARC COMMENCES DRILLING TARGET ONE AT JOY COPPER-GOLD PORPHYRY PROJECT, BC

October 3, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce a core drilling program has commenced at its JOY porphyry copper-gold project, which covers the northern extension to the prolific Kemess porphyry gold-copper district in north-central British Columbia.

The planned 1,000-m drill program will include two widely spaced core holes, following up on one of a number of priority porphyry deposit targets emerging from extensive airborne and surface induced polarization, soil geochemical and geological mapping exploration surveys completed in 2018. These initial holes are designed to test one of several newly identified sulphide systems for the presence of a major gold-copper deposit. Funding for the drill program is in addition to the previously announced $2 million spent on the 2018 exploration programs at JOY. The 2018 programs are being funded by Hudbay Minerals Inc., which has partnered with Amarc to explore and develop the JOY project.

Data from the 2018 surface surveys is still being received and integrated with Amarc’s previous and historical data. A number of compelling gold-copper deposit targets are emerging for drill testing both this year and next season. Once all data from this year’s surveys is received and compiled results will be released.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its three 100% owned IKE, DUKE and JOY porphyry copper deposit projects, located in different prolific porphyry districts in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Hudbay Minerals Inc. is funding development of the IKE and JOY projects in partnership with Amarc, which is operating these exploration and development programs. Amarc is sole funding its DUKE Project. Please see corporate presentation available on Amarc’s website at www.amarcresources.com.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is working with government, stakeholders and First Nations toward the responsible development of its projects, and manages an ongoing program of community and regional outreach for each of its projects. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company also seeks to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen

Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.